UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO THE
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Gouverneur Bancorp, Inc.

(Name of the Issuer)

Gouverneur Bancorp, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

383584109

(CUSIP Number of Class of Securities)

Gary R. Bronstein, Esq.
Sean P. Kehoe, Esq.
Kilpatrick Stockton LLP
Suite 900, 607 14th Street, NW
Washington, DC 20005
(202) 508-5800

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.   ☐

Check the following box if this is a final amendment reporting the results of the transaction.  ☐

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)

$39,190	$1.55

(1)

Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split, obtained by multiplying (a) $10.00 by (b) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .0000393.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1.55
Form or Registration No.:	Schedule 13E-3
Filing Party:	Gouverneur Bancorp, Inc.
DATE FILED:	July 2, 2008

INTRODUCTION

          This Amendment No. 1 to the Rule 13E-3 Transaction Statement (“Amendment No. 1”) is being filed by Gouverneur Bancorp, Inc. (the “Company”) in connection with a proposed going private transaction, in which the Company will effect a 1-for-100 reverse stock split of its common stock, par value $0.01 per share. In the reverse stock split, the holders of record of the Company’s common stock will receive one share of common stock for each 100 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders who, immediately following the reverse stock split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $10.00 times such fraction of a share and will no longer be shareholders of the Company. Completion of the reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

          Following the reverse stock split, the Company will conduct a 100-for-1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of Company common stock. As a result, registered shareholders who hold 100 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction.

           This Amendment No. 1 amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on July 2, 2008. This Amendment No. 1 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock of the Company will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the special meeting.

           The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Split Transaction and the Special Meeting” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

          (a) The information set forth in the Proxy Statement under the caption “Summary Term Sheet – The Company and Gouverneur Savings” is incorporated herein by reference.

          (b) The information set forth in the Proxy Statement under the caption “About the Special Meeting – Record Date; Voting Power” is incorporated herein by reference.

          (c) The information set forth in the Proxy Statement under the caption “Market Price of Common Stock and Dividend Information” is incorporated herein by reference.

          (d) The information set forth in the Proxy Statement under the caption “Market Price of Common Stock and Dividend Information” is incorporated herein by reference.

          (e) Not applicable.

          (f) The information set forth in the Proxy Statement under the caption “Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

          (a) Gouverneur Bancorp, Inc., the subject company, is the filing person of this Schedule 13E-3. The Company’s business address is 42 Church Street, Gouverneur, New York 13642, and the Company’s telephone number is (315) 287-2600. Cambray Mutual Holding Company (“Cambray”) is the majority shareholder of the Company and owns 1,311,222 shares, or 57.0%, of the Company’s outstanding common stock. Cambray’s business address is 42 Church Street, Gouverneur, New York 13642 and Cambray’s telephone number is (315) 287-2600. The board of directors and executive officers of Cambray are identical to the board of directors and executive officers of the Company. The name of each executive officer and director of the Company is incorporated herein by reference to the section of the Company’s Proxy Statement, filed with the SEC on January 10, 2008 (the “2008 Proxy Statement”), captioned “I. The Election of Directors – Nominee,” “– Continuing Directors” and “– Executive Officers Who Are Not Directors.” The address of each of the directors and executive officers is 42 Church Street, Gouverneur, New York 13642.

          (b) Cambray is a federally chartered mutual holding company. Cambray’s business activities consist of the ownership of a majority of the Company’s common stock.

          During the last five years, Cambray has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, Cambray was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Cambray from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

          (c) The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the Company’s 2008 Proxy Statement captioned “I. The Election of Directors – Nominee,” “– Continuing Directors” and “– Executive Officers Who Are Not Directors.” The address of each of the directors and executive officers is 42 Church Street, Gouverneur, New York 13642.

          During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

          All directors and executive officers of the Company are citizens of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION.

          (a) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Overview of the Split Transaction” and “—Structure of the Split Transaction” is incorporated herein by reference.

          (c) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Overview of the Split Transaction” and “—Structure of the Split Transaction” is incorporated herein by reference.

          (d) The information set forth in the Proxy Statement under the caption “Proposal 1 – The Split Transaction – Special Factors—Appraisal Rights and Dissenters’ Rights” is incorporated herein by reference.

          (e) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors-Fairness of the Split Transaction – Procedural Fairness” is incorporated herein by reference.

          (f) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a) The information set forth in the 2008 Proxy Statement under the caption “Transactions with Directors and Officers” is incorporated herein by reference.

          (b) Not applicable.

          (c) Not applicable.

          (e) None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b) The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares.

          (c) (1) - (8). The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Background of the Split Transaction” and “– Effects of the Split Transaction on the Company” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a) - (d) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Background of the Split Transaction”, “—Reasons for the Split Transaction”, “—Fairness of the Split Transaction” and “—Structure of the Split Transaction”, “—Effects of the Split Transaction on the Company”, and “—Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

          (a) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Fairness of the Split Transaction”; and “Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

          (b) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

          (c) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

          (d) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors—Fairness of the Split Transaction” is incorporated herein by reference.

          (e) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Background of the Split Transaction” is incorporated herein by reference.

          (f) Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a) - (c) The information set forth in the Proxy Statement under the captions “Proposal 1 – The Split Transaction – Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

          The opinion of Keller & Company, Inc. is attached as Appendix B to the Proxy Statement and is incorporated herein by reference. The opinion of Keller & Company, Inc. will be made available at the Company’s executive office during regular business hours for inspection and copying by any interested stockholder of the Company or representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in the Proxy Statement under the caption “Proposal 1 – The Split Transaction – Special Factors – Financing of the Split Transaction” is incorporated herein by reference.

          (b) The information set forth in the Proxy Statement under the caption “Proposal 1 – The Split Transaction – Special Factors – Financing of the Split Transaction” is incorporated herein by reference.

          (c) The information set forth in the Proxy Statement under the caption “Proposal 1 – The Split Transaction – Special Factors – Fees and Expenses” is incorporated herein by reference.

          (d) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) The information set forth in the Proxy Statement under the caption “Stock Ownership” is incorporated herein by reference.

          (b) The information set forth in the Proxy Statement under the caption “Common Stock Purchase Information” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

          (d) The information set forth in the Proxy Statement under the caption “About the Special Meeting – Vote Required for Approval” is incorporated herein by reference.

          (e) The information set forth in the Proxy Statement under the caption “Proposal 1 – The Split Transaction – Special Factors – Determination of Fairness of Split Transactions By Affiliates” and “– Board Recommendation.”

ITEM 13.	FINANCIAL INFORMATION.

          (a) The financial statements included in Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2007 and financial statements included in Part 1, Item 1 of the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30 , 2008 are incorporated herein by reference.

          (b) The information set forth in the Proxy Statement under the caption “Summary Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          The information set forth in the Proxy Statement under the caption “About the Special Meeting – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

          (b) The information set forth in the Proxy Statement and each Appendix thereto is incorporated herein by reference.

ITEM 16.	EXHIBITS.

          (a) Definitive Proxy Statement and proxy card (incorporated by reference the Company’s Schedule 14A, filed with the SEC on August 22 , 2008).

          (b) Not applicable.

          (c) Fairness Opinion of Keller & Company, Inc., is incorporated herein by reference to Appendix B to the Proxy Statement.

          (d) Not applicable.

          (e) Not applicable.

          (f) Not applicable.

          (g) Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Richard F. Bennett
Title:	President and CEO
Name:	Richard F. Bennett
Date:	August 22 , 2008